Exhibit 99.2

November 27, 2013

Avalon Rare Metals Inc.

130 Adelaide St. W, Suite 1901

Toronto, ON M5H 3P5

Re:	Engagement of Bayridge Securities, LLC
as Placement Agent for Avalon Rare Metals Inc.

Gentlemen:

This letter (this "Engagement Letter") will confirm our agreement with Avalon Rare Metals Inc. (the “Company”) with respect to the engagement of Bayridge Securities, LLC, a Delaware limited liability company, and a broker-dealer registered with the U.S. Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority, Inc. (FINRA) (“Agent”) as placement agent for the Company in connection with the placement of the Company's common shares to Lincoln Park Capital Fund, LLC (the "Investor"), as more fully described herein. Agent hereby agrees, on a best efforts basis and subject to the satisfactory completion of its continuing due diligence, to place up to Thirty Million Dollars ($30,000,000) of the Company's authorized but unissued common stock (the "Common Shares") with the Investor, as more particularly set forth below and subject to the terms and conditions of this Engagement Letter.

The Common Shares will be offered and sold on such terms as the Company and the Investor may agree upon pursuant to a Purchase Agreement to be entered into between the Company and the Investor (the “Purchase Agreement”), and the offering and sale of such Common Shares shall be registered under the Securities Act of 1933, as amended, pursuant to an effective registration statement on Form F-10 (File No. 333-190771) filed with the Securities and Exchange Commission (the "Registration Statement"). Agent will use no offering materials other than the Company's publicly filed reports and the Registration Statement, including the prospectus contained therein or any prospectus supplement thereto, or any amendment or supplement to the Registration Statement or the prospectus contained therein, as the Company will have approved in writing prior to their use. The parties hereto agree that the Common Shares will be offered and sold by the Company in compliance with all applicable federal and state securities laws and regulations. The placement of the Common Shares by Agent to the Investor as contemplated hereby may be referred to herein as the "Offering".

The term of Agent's engagement (the "Engagement Period") as placement agent for the offer and sale of the Common Shares to the Investor will commence on the date of actual receipt by Agent of an executed copy of this Engagement Letter from the Company and, unless extended pursuant to the further written agreement of the parties, will expire upon the earlier of (i) the termination date as set forth in the Purchase Agreement, (ii) the date that all the Common Shares under the applicable prospectus supplements forming a part of the Registration Statement have been issued and sold to the Investor, (iii) the date that the Investor has purchased the maximum number of Common Shares permitted to be purchased under the Purchase Agreement, (iv) the date that the Offering or the Purchase Agreement is terminated by the Company or the Investor or (v) if the Company so elects, the date that Agent breaches any representation or covenant in this Engagement Letter.

The Company hereby represents, warrants and covenants that: (i) it shall provide to Agent in a timely manner information that is responsive to the transaction questionnaire provided by Agent to Company in connection with this Offering; (ii) it shall complete and provide to Agent a description of this Offering and other related information to be included on the Filer NotePad in connection with the FINRA Rule 5110 filing to be made in connection with this Offering; and (iii) its current shelf registration and initial base shelf registration is complete and accurate and ready for use in this Offering.

Promptly following the date that FINRA issues a “no objection” letter in connection with the Offering pursuant to FINRA Rule 5110, and provided that the Initial Purchase (as defined in the Purchase Agreement) has been consummated, the Company hereby agrees to (i) pay Agent a placement fee equal to Ten Thousand Dollars ($10,000) in connection with this Offering, which placement fee shall be payable to Agent via wire transfer in accordance with the wiring instructions annexed hereto as Attachment B and (ii) within ten (10) days of Agent’s request, the Company shall either (A) reimburse Agent for its reasonable, documented, out-of-pocket legal expenses incurred in connection with the preparation of any filings required to be made on behalf of Agent in connection with the Offering pursuant to Rule 5110(b)(7)(C)(i) of the Financial Industry Regulatory Authority, Inc. (“FINRA”), or (B) pay such legal invoice directly to Agent’s counsel, provided that Agent has not previously paid such invoice itself, in each case up to a maximum of Five Thousand Dollars ($5,000) in the aggregate.

The parties hereto acknowledge and agree that the engagement of Agent hereunder is not intended to confer rights upon any person (including shareholders, employees or creditors of Agent) not a party hereto as against the Company or its affiliates, or their respective directors, officers, employees or agents, successors or assigns. Agent shall act as an independent contractor under this Engagement Letter, and this Engagement Letter does not create any partnership, joint venture or other similar relationship between the Company and Agent and any duties arising out of Agent’s engagement shall be owed solely to Company. Agent shall have no authority to bind or obligate the Company in any way without the Company’s prior written consent. At all times during the term of this Engagement Letter, Agent shall comply with all applicable laws, rules and regulations with respect to the services provided by Agent hereunder.

This Engagement Letter is for the confidential use of the Company and Agent only, and may not be disclosed by the Company or by Agent (in whole or in part) for any reason to any person other than their respective Board of Directors, executive management or other employees with a need to know, or its attorneys, accountants, investment banks, financial advisors, the Investor or other persons or entities that have a reasonable business reason to review this Engagement Letter, and then only on a confidential basis in connection with the proposed Offering, except where disclosure is required by applicable law, stock exchange rule or regulation, or is previously agreed to in writing by the Company and Agent. The parties hereto acknowledge and agree that, notwithstanding the preceding sentence, (i) the arrangement contemplated hereby will be disclosed by the Company in the Registration Statement and this Engagement Letter may be filed with the SEC in its entirety by the Company in its sole discretion, and (ii) the arrangement contemplated hereby may also be disclosed by the Company in its reports filed pursuant to the Securities Exchange Act of 1934, as amended. The terms of this Engagement Letter will be governed by and interpreted in accordance with the laws of the State of California, and any disputes arising hereunder shall be exclusively and finally settled by an arbitration administered by the American Arbitration Association in accordance with its Commercial Arbitration Rules in San Francisco, California. The arbitration shall be conducted by a single arbitrator mutually agreed upon by the parties. The determination, finding, judgment, and/or award made by the arbitrator shall be made in writing, shall state the basis for such determination, shall be signed by the arbitrator and shall be final and binding on all parties, and there shall be no appeal or reexamination thereof, except for fraud, perjury, evident partiality, or misconduct by an arbitrator prejudicing the rights of any party and to correct manifest clerical errors. The arbitrator shall award to the prevailing party, if any, as determined by the arbitrator, its reasonable attorneys’ fees and costs.

The Company hereby agrees and represents that: (i) it will comply with all applicable federal and state securities laws and regulations with respect to the Offering and (ii) Agent may, at its option and expense (and only after the first public disclosure or announcement of the Offering by the Company) place announcements and advertisements or otherwise publicize Agent’s role in facilitating the Offering (which may include the reproduction of the Company’s logo), stating that Agent acted as placement agent in connection with such transaction; provided, however, that Agent shall first submit a copy of any such announcement or advertisement to the Company for its approval, which approval shall not be unreasonably withheld.

Agent hereby agrees and represents that: (i) Agent is a broker/dealer registered with the U.S. Securities and Exchange Commission and a member of FINRA in accordance with all applicable laws and regulations in each jurisdiction in which Agent intends to use its best efforts to place the Offering, and payment of the placement fee contemplated under this Engagement Letter will not jeopardize the Company's compliance with applicable federal and state securities laws or regulations; (ii) Agent will not make any representations to the Investor about the Company other than information included in the Company's public filings or otherwise conveyed to Agent by the Company in writing; (iii) Agent will not do any advertising or make any general solicitation on behalf of the Company in connection with the Offering; (iv) Agent will comply with all applicable federal and state securities laws and regulations with respect to the Offering; (v) Agent is not affiliated with the Investor or the Company; and (vi) Agent agrees to keep confidential any nonpublic material information about the Company conveyed to Agent by the Company or on its behalf. In further consideration of Agent's placement of the Common Shares, the Company and Agent agree to be fully bound by all of the indemnification provisions set forth on Attachment A, a copy of which is attached hereto and is fully incorporated herein by this reference.

The parties acknowledge and agree that nothing contained herein shall modify or affect the rights or obligations of the Company and the Investor under the Purchase Agreement. This Engagement Letter and all rights and obligations hereunder may not be assigned by either party without the prior written consent of the other party. This Engagement Letter may be executed in counterparts and/or via facsimile transmission or the exchange of PDF copies.

If the foregoing is acceptable, please sign and return to us a copy of this Engagement Letter, which will represent the entire agreement between the Company and Agent with respect to the matters addressed herein and will supersede all previous oral or written agreements or understandings of any nature whatsoever between the parties.

We look forward to working with you.

Sincerely,

Bayridge Securities, LLC	Avalon Rare Metals Inc.

By:	By
Name:		Name:
Title:		Title:

Attachment A to Engagement Letter

Company Indemnification Provisions

Avalon Rare Metals Inc. (the "Company") agrees to indemnify and hold harmless Bayridge Securities, LLC ("Agent"), and any of its directors, members, officers, employees, consultants or agents (collectively, the "Indemnitees" and each individually an "Indemnitee"), to the fullest extent permitted by applicable law, from and against any and all claims, losses, damages and liabilities, including without limitation, reasonable legal, accounting and other professional fees and related costs and disbursements and other reasonable costs, expenses, or disbursements relating thereto (collectively, the "Liabilities"), directly or indirectly, based upon or arising out of:

a)	any untrue statement or alleged untrue statement of a material fact contained, or incorporated by reference, in the Registration Statement of the Company (the "Registration Statement") relating to the Common Shares being placed by Agent with the Investor (as defined in the Engagement Letter between Agent and the Company to which this Attachment A is an integral part (the "Engagement Letter")) in connection with the Purchase Agreement to be entered into between the Company and Lincoln Park Capital Fund, LLC (the “Purchase Agreement”), including any preliminary prospectus or prospectus contained therein or any prospectus supplement thereto, or any amendment or supplement to the Registration Statement; or

b)	the omission or alleged omission to state in the Registration Statement or any document incorporated by reference in the Registration Statement, a material fact required to be stated therein or necessary, in light of the circumstances under which they were made, to make the statements therein not misleading.

Notwithstanding anything to the contrary contained herein, (a) the foregoing indemnity shall not apply and the Company shall not be liable to the extent that a court of competent jurisdiction shall have determined by a final judgment (with no appeals available) that such Liability resulted directly from any acts or failures to act, undertaken or omitted to be taken by any Indemnitee constituting breach of contract, gross negligence, bad faith or willful misconduct, (b) the foregoing indemnity shall not apply to any Liability to the extent arising out of or based upon any untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with written information furnished to the Company by Agent expressly for use in the Registration Statement, any preliminary prospectus or the prospectus contained therein or any prospectus supplement thereto (or any amendment or supplement thereto), and (c) with respect to the Prospectuses (as defined in the Purchase Agreement), the foregoing indemnity shall not inure to the benefit of any Indemnitee or any such person from whom the person asserting any Liability purchased Common Shares, if copies of the Prospectuses were timely delivered to Agent and a copy of the Prospectuses (as then amended or supplemented, including, without limitation, by any “issuer free writing prospectus” (as defined in Rule 433 under the Securities Act), if the Company shall have furnished any amendments or supplements thereto) was not sent or given by or on behalf of Agent or any such person to such person, if required by law so to have been delivered, at or prior to the written confirmation of the sale of the Common Shares to such person, and if the Prospectuses (as so amended or supplemented) or delivery thereof would have cured the defect giving rise to such Liability.

With respect to a particular Indemnitee, if and to the extent the relevant Liabilities are determined in a final judgment by court of competent jurisdiction (not subject to further appeal) to have not been indemnifiable hereunder, such Indemnitee shall promptly repay all amounts already paid by the Company to such Indemnitee.

In order to provide for just and equitable contribution, if a claim for indemnification pursuant to these indemnification provisions is made but it is found in final judgment by a court of competent jurisdiction (not subject to further appeal) that such indemnification (i) is due pursuant to the terms hereof but may not be enforced in such case for a reason other than due to the Indemnitee’s breach of contract, bad faith, gross negligence or willful misconduct, or (ii) would be due pursuant to the terms hereof but for the fact that such indemnification may not be enforced in such case for a reason other than due to the Indemnitee’s breach of contract, bad faith, gross negligence or willful misconduct, then in each such case the Company, on the one hand, and the claiming Indemnitees on the other hand, will contribute to the losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses and disbursements (collectively, the "Losses") to which such Indemnitees may be subject. Said contribution will be made in accordance with all relative benefits received by, and the fault of, the Company on the one hand, and such Indemnitees on the other hand, in connection with the statements, acts or omissions which resulted in such Losses, together with the relevant equitable considerations and will be determined pursuant to the arbitration provisions set forth in the Engagement Letter. No person found liable for fraudulent misrepresentation will be entitled to contribution from any person who is not also found liable for such fraudulent misrepresentation.

The Company’s obligation for indemnification contained herein shall not apply unless the Indemnitee furnishes to the Company, on request, information available to the Indemnitee for such defense and the Indemnitee cooperates in any defense and/or settlement thereof as long as the Company pays all of the Indemnitee’s reasonable out of pocket expenses and attorneys' fees. The Indemnitee shall not admit any such claim without prior consent of the Company.

The Indemnitee will give prompt written notice to the Company of any claim for which the Indemnitee seeks indemnification hereunder, but the omission to so notify the Company will not relieve the Company from any liability which it may otherwise have hereunder except to the extent that the Company is damaged or prejudiced by such omission. The Company shall have the right to assume the defense of any claim, lawsuit or action for which the Indemnitee seeks indemnification hereunder, subject to the provisions stated herein. After notice from the Company to the Indemnitee of its election so to assume the defense thereof, and so long as the Company performs its obligations pursuant to such election, the Company will not be liable to the Indemnitee for any legal or other expenses subsequently incurred by the Indemnitee in connection with the defense thereof; provided, that, if any action, suit, proceeding, or investigation commenced which gives rise to a claim for indemnification and which, in any Indemnitee's reasonable judgment, gives rise to a conflict of interest between the Company and the Indemnitees, then the Indemnitees will have the right to retain legal counsel of their own choice to represent and advise them, and the Company will pay the reasonable fees, expenses and disbursements of one (1) law firm for all Indemnitees incurred from time to time in the manner set forth above. Such law firm will, to the extent consistent with their professional responsibilities, cooperate with the Company and any counsel designated by the Company. The Company will not be liable for any settlement of any claim, action, suit or proceeding effected without its prior written consent; provided, however, that the Company will be liable for any payment of any award or settlement of any actual, potential or threatened claim against any Indemnitee made with the Company’s prior written consent. Neither the Company nor any affiliate thereof will, without the prior written consent (not to be unreasonably withheld or delayed) of the Indemnitee seeking indemnification, settle or compromise any actual, potential or threatened claim for which indemnification is sought hereunder, or permit a default or consent to the entry of any judgment in respect thereof, unless such settlement, compromise or consent includes, as an unconditional term thereof, the giving by the claimant to the Indemnitees of an unconditional release from all liability in respect of such claim.

Notwithstanding any provision contained herein to the contrary, the obligations contained herein for indemnification and contribution shall not apply to any action, suit or proceeding brought by a party hereto against the other party hereto. Further, the Company’s obligation for indemnification and contribution contained herein shall not apply to any action, suit or proceeding brought against Agent by any governmental, regulatory, or self-regulatory agency or body based upon an alleged violation of laws, rules or regulations governing financial advisors and/or broker-dealers.

Neither termination nor completion of the engagement of Agent pursuant to the Engagement Letter will affect these indemnification provisions, which will survive any such termination or completion and remain operative and in full force and effect.

Attachment B to Engagement Letter

Wiring Instructions

First Republic Bank

111 Pine Street San Francisco, CA 94111

Bank ABA/Routing #: 321-081-669

Account #: '800-0049-8692

Account name: Bayridge Securities, LLC